DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Sidney Burke sidney.burke@dlapiper.com T 212.335.4509 F 212.884.8729

VIA FAX (202.772.9368) AND EDGAR

October 23, 2009

Ann Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.

Preliminary Proxy Statement on Schedule 14A filed October 9, 2009

File No. 0-22818

Dear Ms. Parker:

This letter is respectfully submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comment letter dated October 22, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Ira J. Lamel, Executive Vice President and Chief Financial Officer of the Company. For your convenience, each comment has been reproduced in italics below, together with the response. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Preliminary Proxy Statement on Schedule 14A filed October 9, 2009 (the “Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A filed October 9, 2009

Proposal No. 2 - Approval of Our 2010-2014 Executive Incentive Plan

New Plan Benefits, page 15

1.	Please revise to describe the two year performance-based program that has been set up under the Plan as discussed on page 36 of the filing. Include the tabular presentation required by Item 10(a)(2) of Schedule 14A. If the amounts that may be received by the relevant participants are dependent on future achievement of performance goals, disclose the range of amounts that may be payable for different levels of achievement and provide the information required by Item 10(a)(2)(iii) of Schedule 14A. We may have further comments after reviewing your response.

The Company intends to revise the disclosure in its definitive proxy statement in response to the Staff’s comment to include a table as set forth in Item 10(a)(2) of Schedule 14A, referencing the maximum amounts that the individuals and groups of individuals may receive under the Plan. In addition, the Company intends to revise the accompanying disclosure to briefly describe the two year performance-based program established under the Plan as discussed on page 36 of the Proxy Statement as follows:

“New Plan Benefits

We have adopted a two year performance-based program under the Plan. Under this long-term incentive award program, the maximum award that can be earned by Mr. Simon is three times his base salary, and each of the other executive officers may earn up to two times their base salary, if we achieve certain operating income goals over the 2010-2011 fiscal years. This maximum bonus may be reduced by the Compensation Committee based on such factors as they may determine in their discretion. The actual amount of future award payments under the Plan is not presently determinable because such amounts are dependent on the future attainment of the performance goals and subject to the discretion of the Compensation Committee. Assuming, however, that these performance goals are achieved and the Compensation Committee does not exercise its discretion to reduce the bonuses, the maximum award the participants could receive is as follows:

Name and Position	Maximum Dollar Value ($)
Irwin D. Simon President, Chief Executive Officer and Chairman of the Board	$3,975,000
Ira J. Lamel Executive Vice President and Chief Financial Officer	$1,050,000
John Carroll Executive Vice President and Chief Executive Officer – Hain Celestial United States	$940,000
Michael J. Speiller Vice President and Chief Accounting Officer	$550,000
Mary Celeste Anthes Senior Vice President - Corporate Relations	$500,000
Executive Group	$7,015,000
Non-Executive Director Group[1]	$0
Non-Executive Officer Employee Group[2]	—

[1]	Not eligible to participate in the Plan
[2]	Non-Executive Officer Employee Group participants have not yet been approved by the Compensation Committee.”

Compensation Discussion and Analysis

Long-Term Incentive Program, page 35

2.	We note your disclosure on pages 35 to 36 about grants to named executive officers other than Mr. Simon. Please revise to explain the rationale for the quantities of grants that were made.

The Company intends to revise the disclosure in its definitive proxy statement to provide the rationale for the quantities of grants that were made to the named executive officers other than Mr. Simon as follows:

“Grants to Other Named Executive Officers

The Compensation Committee is responsible for recommending equity grants to employees, including NEOs, to the independent members of the Board for their approval. In doing so, the Compensation Committee exercises its discretion in making any such recommendations and, in exercising such discretion, considers such factors as market competitiveness, Mr. Simon’s recommendations for NEO’s other than himself and each NEO’s level of responsibility, existing awards, individual performance and total mix of compensation.

On March 11, 2009, based upon the recommendation of the Compensation Committee, the Board of Directors approved equity grants to the NEOs other than Mr. Simon as follows:

•	Ira J. Lamel was granted stock options with a Black-Scholes value of $750,000 on the date of grant (207,182 stock options).

•	John Carroll was granted stock options with a Black-Scholes value of $1,000,000 on the date of grant (276,243 stock options).

•	Michael J. Speiller was granted stock options with a Black-Scholes value of $120,000 on the date of grant (33,149 stock options).

•	Mary Celeste Anthes was granted 10,545 shares of restricted stock that will vest in equal amounts over three years on March 11, 2010, 2011 and 2012.

In making the above recommendations to the Board, the Compensation Committee considered the factors listed above and noted the recommendations were consistent with market findings. See “—Compensation Consultant and Benchmarking.” In addition, for Messrs. Lamel and Carroll, the Compensation Committee also considered that no equity grants were awarded from August 5, 2004 until April 1, 2008, and Mr. Carroll’s increased responsibilities, including his leadership role with respect to the Celestial Seasonings reporting unit. For Mr. Speiller and Ms. Anthes, the value of the award was consistent with other employees of the Company at their level. Because Ms. Anthes was not an executive officer for the entire fiscal year, she received restricted stock, consistent with the grants made to other members of senior management who are not executive officers.”

3.	We note your statement that “For fiscal year 2010, the Company is adopting a two year performance-based program under the Executive Incentive Plan. Awards under this two year program will be payable if certain performance metrics are achieved. Such award may be paid in cash and/or full value shares at the discretion of the Compensation Committee.” Please revise to disclose the performance metrics. Also, revise to disclose the range of amounts for each named executive officer that may be payable for different levels of achievement.

To the extent that you believe that disclosure of the performance metrics would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the metrics would cause competitive harm, you are required to discuss how difficult it will be to achieve them. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company intends to revise the disclosure in its definitive proxy statement in response to the Staff’s comments to disclose the performance metric and the range of amounts for each named executive officer that may be payable for different levels of achievement as provided below. However, the Company respectfully submits that Instruction 2 to Item 402(b) of Regulation S-K does not require disclosure of the actual performance goals for the current and future years, except to the extent they provide material information necessary to an understanding of the prior year’s compensation. The disclosure on page 36 of the Proxy Statement regarding the two year performance-based program for fiscal years 2010-2011 is forward looking, and is not relevant to the understanding of fiscal year 2009 compensation. The Company intends to disclose the actual performance goals in the relevant proxy. The Company intends to revise the disclosure on page 36 of the Proxy Statement as follows:

“For fiscal years 2010-2011 the Company adopted a two year performance-based program under the Executive Incentive Plan. Under such program, Mr. Simon may earn up to three times his base salary, and each other NEO may earn up to two times his or her base salary, if we achieve certain operating income goals over our 2010-2011 fiscal years. This maximum bonus may be reduced by the Compensation Committee based on such factors as they may determine in their discretion. Such award may be paid in cash and/or full value shares at the discretion of the Compensation Committee. See “Proposal No. 2 - Approval of our 2010-2014 Executive Incentive Plan-New Plan Benefits.””

Severance Agreements, page 38

4.	We note your statement that “The Compensation Committee recently approved changes to the form of change of control agreement that will govern all future change in control arrangements with the Company [emphasis added].” Please revise to disclose exactly when these changes were approved and clarify whether or not the changes apply to change of control agreements that were already in place at the time the changes were approved.

In response to the Staff’s comment, the Company intends to revise the disclosure in its definitive proxy statement as follows:

“In October 2009, the Compensation Committee approved changes to the form of change of control agreement that will govern all future change of control arrangements entered into by the Company after October 2009. Such changes include, but are not limited to:

•	The executive will no longer receive severance benefits upon termination by the executive for any reason within 13 months of a change in control.

•	The executive will no longer receive a tax “gross-up” payment so that the net amount retained by them is equal to the payments and benefits they are entitled to under the agreement.

•	Severance payments will be calculated based on a multiple of the average, rather than highest, bonus for the three years prior to change in control.

The changes will not apply to change of control agreements already in place at the time the changes were approved.”

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (212) 335-4509 or Sanjay Shirodkar at (410) 580-4184 with any questions or comments regarding this letter.

Respectfully submitted,

/S/ SIDNEY BURKE
Sidney Burke